SECURITI 04017153 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004

SEC FILE NUMBER
8-65169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primuni LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Foxhurst Drive
(No. and Street)

Pittsburgh, PA 15238-1818
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Talbot Heppenstall
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman Yanak & Ford LLP
(Name – *if individual, state last, first, middle name*)

Three Gateway Center	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Talbot Heppenstall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PriMuni, LLC, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

____

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Lois A. Keating, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Mar. 8, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grossman Yanak & Ford *LLP* *Certified Public Accountants*

Three Gateway Center
Suite 1800
Pittsburgh, PA 15222
(412) 338-9300
FAX: (412) 338-9305
E Mail:
CPAs@gyf.com

Board of Directors
PriMuni LLC

In planning and performing our audit of the financial statements and supplemental schedules of PriMuni LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliances with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grossman Yanak & Ford LLP

Grossman Yanak & Ford LLP
Pittsburgh, Pennsylvania
January 24, 2004

PriMuni LLC

Net Capital Computation

as 12/31/03

Trial Balance	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Checking	7,096				
CD for LOC	0				
Money Market	11,346				
Plus Plan	500				
Prepaid Expense		15,282			
Interest Receivable	0				
Sales of Asset		0			
Computer HW Depreciations		(140,268)			
Computer HW		62,681			
Computer SW & Dev		274,796			
Office Furn & Equipment		15,609			
Accounts Payable			2,330		
Credit Cards					
Payroll Liability			2,100		
Opening Balance Equity 12/31/02					786,687
Additional Paid In Capital 2003					0
YTD P(L) Total 2003					(544,075)
TOTALS	**18,942**	**228,100**	**4,430**	**0**	**242,612**

Prior Month P(L) $ -

	INCOME	Expense
Income		
Expenses		$ (68,895)
Other Income	$ 65.00	
Own. Draw YTD		
Out of Balance		
(+) pd in Capital		
Month TOTAL	$ 65	$ (68,895)

Quarter P(L) (68,830)
YTD P(L) (544,075)

Total Assets	247,042	
Total Liabilities		4,430
Total Equity		242,612
	247,042	247,042

Out of balance: 0

Printed: 2/29/2004 at 2:36 PM

PriMuni LLC

Net Capital Computation for December 31, 2003

NET CAPITAL COMPUTATION

Total Assets	$247,042
Total Liabilities	($4,430)
Net Worth	$242,612
Subordinated Loans (approved)	$0
Adjusted Net Worth	$242,612
Non-Allowable Assets	($228,100)
Tentative Net Capital	$14,512
Haircuts	$0
Undue Concentration haircuts	
NET CAPITAL	$14,512
Minimum Required Net Capital	($5,000)
EXCESS NET CAPITAL	**$9,512**

CALCULATION OF REQUIRED MINIMUM NET CAPITAL

Aggregate Indebtedness	$		4,430.00
X 6 2/3% (12.5% w/i first year)		X	0.125
Calculated Required Minimum Net Capital	$		553.75
Required Minimum Net Capital per SEC Rule 15c3-1 (use > of MRNC or calc. RMNC	$		5,000.00

RATIOS AND CALCULATIONS

A.I. to Net Capital Ratio (may not exceed a ratio of 12 : 1)	0.305 to 1
Debt to Debt/Equity Test (may not exceed 70% for 90 days)	2%

MARK-TO-THE-MARKET and HAIRCUT SCHEDULE

Positions- Common Stock	Quantity	Price	Market Value	Haircut %	Haircut $	Undue Conctrn
			$ -		$ -	$ -
			$ -		$ -	$ -
			$ -		$ -	$ -
			$ -		$ -	$ -
			$ -		$ -	$ -
			$ -		$ -	$ -
Positions - All Other					$ -	$ -
			$ -		$ -	$ -
			$ -		$ -	$ -
			$ -		$ -	$ -
Attach an additional haircut schedule if necessary		Totals	$ -		$ -	$ -

Printed: 2/29/2004 at 2:36 PM

Grossman Yanak & Ford LLP
Certified Public Accountants

PriMuni LLC
(A Development Stage Enterprise)

Financial Statements For the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

PriMuni LLC

TABLE OF CONTENTS

Grossman Yanak & Ford *LLP*

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of
PriMuni LLC

We have audited the accompanying statements of financial condition of PriMuni LLC (a development stage enterprise and a Pennsylvania limited liability company) as of December 31, 2003 and 2002 and the related statements of operations, members' equity and cash flows for the years ended December 31, 2003 and 2002 and for the period from inception (June 25, 2001) to December 31, 2003. These financial statements are the responsibility of PriMuni LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Three Gateway Center
Suite 1800
Pittsburgh, PA 15222
(412) 338-9300
FAX: (412) 338-9305
E Mail:
CPAs@gyf.com.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriMuni LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and the period from inception (June 25, 2001) to December 31, 2003 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to secure any customer relationships and has ceased operations exclusive of selling efforts. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grossman Yanak + Ford LLP

January 24, 2004

PriMuni LLC (A Development Stage Enterprise)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	NOTES	2003	2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1	$ 18,942	$ 429,042
Short-term investments	1	-	42,671
Prepaid expenses		15,282	21,398
Total current assets		34,224	493,111
PROPERTY & EQUIPMENT, NET	1,2	212,818	323,555
TOTAL		$ 247,042	$ 816,666
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable		$ 2,330	$ 29,979
Accrued expenses		2,100	-
Total current liabilities		4,430	29,979
MEMBERS' EQUITY, including deficits accumulated during the development stage of $2,605,314 and $2,061,239, respectively	4	242,612	786,687
TOTAL		$ 247,042	$ 816,666

See notes to financial statements.

PriMuni LLC (A Development Stage Enterprise)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 AND
FOR THE PERIOD FROM JUNE 25, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2003

	NOTES	2003	2002	From Inception
REVENUE				
Interest income		$ 2,226	$ 11,508	$ 13,734
EXPENSES				
Payroll		149,487	315,968	471,455
Benefits		4,842	2,346	7,188
Legal and professional		61,459	220,338	351,590
Insurance		21,715	21,376	43,091
Rent		22,726	39,359	65,085
Depreciation	2	98,449	85,372	183,941
Travel and entertainment		8,290	35,644	54,013
Marketing		15,920	127,330	160,111
Technology development		123,970	324,964	609,334
Telephone		8,119	10,062	18,181
Office expense		965	9,842	10,964
Research		2,151	31,869	59,402
Regulatory expenses		15,413	24,590	40,003
Loss on disposition of fixed assets	2	9,538	448,165	457,703
Miscellaneous		3,257	7,313	11,987
Total		546,301	1,704,538	2,544,048
NET LOSS		$ (544,075)	$ (1,693,030)	$ (2,530,314)

See notes to financial statements.

PriMuni LLC (A Development Stage Enterprise)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 AND FOR THE PERIOD JUNE 25, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

	Common	Preferred	Accumulated Deficit	Total
Capital contributions - July 2001; 163,500 units	$ 163,500	-	-	$ 163,500
Capital contributions - August 2001; 28,850 units	337,545	-	-	337,545
Net loss	-	-	$ (293,209)	(293,209)
Members' equity at December 31, 2001	501,045	-	(293,209)	207,836
Capital contribution - April 2002; 141,339 units	-	$ 2,351,881	-	2,351,881
Redemption of 5,000 units	(5,000)	-	(75,000)	(80,000)
Net loss	-	-	(1,693,030)	(1,693,030)
Members' equity at December 31, 2002	496,045	2,351,881	(2,061,239)	786,687
Net loss	-	-	(544,075)	(544,075)
Members' equity at December 31, 2003	$ 496,045	$ 2,351,881	$ (2,605,314)	$ 242,612

See notes to financial statements.

PriMuni LLC (A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 AND FOR THE PERIOD
JUNE 25, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2003

	2003	2002	From Inception
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (544,075)	$ (1,693,030)	$ (2,530,314)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	98,449	85,372	183,941
Loss on disposition of fixed assets	9,538	448,165	457,703
(Increase) decrease in:			
Prepaid expenses	6,116	(21,398)	(15,282)
Increase (decrease) in:			
Accounts payable	(27,649)	14,979	2,330
Accrued expenses	2,100	(6,000)	2,100
Net cash used in operating activities	(455,521)	(1,171,912)	(1,899,522)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	-	(172,415)	(176,647)
Short-term investments, net	42,671	(42,671)	-
Proceeds from sale of fixed assets	2,750	-	2,750
Deposits received (paid)	-	11,100	-
Development of internal use software	-	(599,365)	(680,565)
Net cash provided by (used in) investing activities	45,421	(803,351)	(854,462)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Redemption of common units	-	(80,000)	(80,000)
Capital contributions	-	2,351,881	2,852,926
Net cash provided by financing activities	-	2,271,881	2,772,926
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(410,100)	296,618	18,942
CASH AND CASH EQUIVALENTS, BEGINNING	429,042	132,424	-
CASH AND CASH EQUIVALENTS, ENDING	$ 18,942	$ 429,042	$ 18,942

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity - PriMuni LLC (the "Company") was formed on June 25, 2001 as a Pennsylvania limited liability company taxable as a partnership. The Company was formed to provide broker/dealers and issuers with an improved process for municipal bond distribution in the primary market.

In anticipation of providing services to broker/dealers and issuers, the Company registered as a member of the National Association of Securities Dealers, Inc. ("NASD") during 2002. The Company, however, will not hold customer funds or safekeep customer securities and, thus, is exempt from certain recordkeeping and reporting requirements common to broker/dealers.

Currently, the Company is considered to be a development stage enterprise as the planned principal operations have not commenced. During 2003, the Company ceased active operations. However, the Company expects to continue its pursuit of customers and expects that operations may resume upon securing a sufficient customer base.

Since its inception, the Company has developed a process and technology that underwriters will use to improve direct retail distribution for issuers in the primary market. The Company has filed a patent application to protect this intellectual property.

The members generally share in the net income or loss and distributions in proportion to their respective participation percentages not to exceed the amount of losses that can be so allocated without causing any member to have an adjusted capital account deficit at the end of any taxable year. Distributions are made at the sole discretion of the Members' Board, subject to distribution restrictions by the Company's operating agreement.

Going Concern - The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2003, the Company has not secured any customers and has ceased active operations until customers may be secured. Failure to secure customers raises substantial doubt about the Company's ability to continue as a

going concern. Management anticipates success in this area and expects to raise additional capital, however, the ultimate outcome of these efforts cannot be determined at this time. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Comprehensive Income - Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income consists of net income plus changes in other equity accounts. The Company had no comprehensive income beyond its net loss for the years ended December 31, 2003 or 2002 or the period from inception to December 31, 2001.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents at financial institutions which may at times exceed federally insured amounts and which may at times exceed balance sheet amounts due to outstanding checks.

Short-term Investments - Short-term investments, which consist of bank certificates of deposit maturing within twelve months with original maturities in excess of three months, are stated at cost, plus accrued interest earned.

Property and Equipment - Property and equipment are stated at cost. Certain costs to develop internal use software are capitalized in accordance with Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Depreciation is provided using the straight-line method based on the estimated useful lives of the related assets ranging from two to seven years.

The carrying values of long-lived assets, which include property and equipment, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future net cash flows is less than book value, and if required, such adjustments would be measured based on discounted cash flows.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. Consequently, the Company is not subject to income taxes; the members are taxed on their share of Company earnings.

2. PROPERTY AND EQUIPMENT

At December 31, 2003 and 2002, property and equipment consisted of the following:

	2003	2002
Computer equipment	$ 62,681	$ 69,229
Software	274,796	274,796
Office furniture & equipment	15,609	26,987
Total	353,086	371,012
Less accumulated depreciation	140,268	47,457
Fixed assets, net	$ 212,818	$ 323,555

Depreciation expense for the years ended December 31, 2003 and December 31, 2002 was $98,449 and $85,372, respectively. Depreciation expense was $183,941 from inception to December 31, 2003.

Management expects the property and equipment to be functional and critical to the Company's service offerings once customers are secured (see Note 1). Although this represents management's estimate of the net realizable value of property and equipment at December 31, 2003, it is at least reasonably possible that the assessment of net realizable value will be further revised in the near term and that actual results could differ significantly from this estimate.

During 2002, it was determined that a portion of the software capitalized by the Company, with a net carrying value of $448,665 at that time, needed to be replaced. Accordingly, the related software was written off during 2002 with the resulting loss of $448,665 reflected as a loss on disposition of software.

3. RETIREMENT PLAN

During 2002, the Company adopted a 401(k) retirement savings plan covering substantially all of its employees whereby participants may defer up to 75% of their earnings, subject to limits established by the Internal Revenue Service. Company contributions may be provided on a discretionary basis. The Company made no contributions to the plan for the years ended December 31, 2003 and 2002. The plan was discontinued in 2003.

4. MEMBERS' EQUITY

During 2001 the Company had two offerings of common units at prices ranging from $1 to $11.70. At December 31, 2001, 192,350 common units were issued and outstanding. During 2002, the Company redeemed and retired 5,000 common units. At December 31, 2003 and 2002, 187,350 common units were issued and outstanding.

During 2002, the Company issued 141,339 Series A Preferred Units at $16.64 per unit representing a capital contribution of $2,351,881. These units are entitled to dividends or other distributions equal to any distributed to holders of the common units. In addition, in the event of liquidation or dissolution of the Company, the holders of the Series A Preferred Units have preference to any assets or surplus funds of the Company over the holders of the common units. The Series A Preferred Units have conversion privileges that provide for conversion to common units in accordance with the terms of the operating agreement.

Both the common units and the Series A Preferred Units have voting privileges equal to one vote per unit. However, no changes to the rights, preferences or privileges of the Series A Preferred Units can be made without written consent of two thirds of the outstanding Series A Preferred Units.

5. RELATED PARTIES

During the year ended December 31, 2003 the Company paid a member $17,500 for consulting services. That same member purchased fixed assets from the Company for $1,250.